SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
SCHEDULE 13E-3
RULE 13 E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Höegh LNG Partners LP
(Name of the Issuer)

Höegh LNG Holdings Ltd.
Höegh LNG GP LLC
Hoegh LNG Merger Sub LLC
Höegh LNG Partners LP
(Names of Person(s) Filing Statement)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
Y3262R 100
(CUSIP Number of Class of Securities)
Håvard Furu
Canon’s Court
22 Victoria Street
Hamilton, HM 12, Bermuda
+479-912-3443
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement):
With copies to
Sean T. Wheeler, P.C. Enoch Varner Kirkland & Ellis LLP 609 Main Street Houston, Texas 77002 (713) 836-3600	Catherine Gallagher Michael Swidler Baker Botts L.L.P. 700 K Street N.W. Washington, DC 20001 (202) 639-7700	Kenneth Jackman Srinivas M. Raju Richards, Layton & Finger, P.A. One Rodney Square, 920 King Street Wilmington, DE 19801 (302) 651-7700
This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION
This Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder, by: (i) Höegh LNG Partners LP, a Marshall Islands limited partnership (“MLP”) and the issuer of the common units (the “Common Units”) representing limited partner interests in MLP that are subject to the Rule 13e-3 transaction; (ii) Höegh LNG Holdings Ltd., a Bermuda exempted company (“Parent”); (iii) Höegh LNG GP LLC, a Marshall Islands limited liability company and the general partner of MLP (the “General Partner”); and (iv) Hoegh LNG Merger Sub LLC, a Marshall Islands limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”
This Transaction Statement relates to the Agreement and Plan of Merger, dated May 25, 2022 (as it may be amended from time to time, the “Merger Agreement”) by and among Parent, MLP, General Partner and Merger Sub, pursuant to which Merger Sub will merge with and into MLP, with MLP surviving as a Marshall Islands limited partnership and as a direct subsidiary of Parent (the “Merger”).
Upon completion of the Merger, each Common Unit outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than those Common Units held by Parent (the “Sponsor Units”), will be converted into the right to receive $9.25 per Common Unit in cash (the “merger consideration”), which will be paid without interest and reduced by any applicable tax withholding. The General Partner’s general partner interest in MLP and each of MLP’s 8.75% Series A Cumulative Redeemable Preferred Units will remain outstanding upon completion of the Merger, and MLP will not deliver any merger consideration in respect of the general partner interest or any Preferred Unit. The General Partner will remain the sole general partner of MLP. The Sponsor Units will remain outstanding after the Merger. MLP’s outstanding incentive distribution rights (the “Incentive Distribution Rights”) issued and outstanding immediately prior to the Effective Time will automatically be cancelled and cease to exist, and no consideration will be delivered in exchange for such cancellation.
The conflicts committee (the “Conflicts Committee”) of the board of directors of MLP (the “MLP Board”), consisting of three directors who meet the requirements for membership on the Conflicts Committee set forth in the Second Amended and Restated Agreement of Limited Partnership of MLP (the “Partnership Agreement”), has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of MLP and holders of Common Units (“Common Unitholders”) other than Parent and its affiliates (the “Unaffiliated Unitholders”), (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger (the foregoing constituting Special Approval (as defined in the Partnership Agreement), (iii) recommended to the MLP Board that the MLP Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iv) recommended to the MLP Board that the MLP Board recommend approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by the Common Unitholders.
In determining whether to make its recommendation, the Conflicts Committee considered, among other things, the opinion of Evercore Group, L.L.C. (“Evercore”), the financial advisor to the Conflicts Committee, to the effect that, as of May 24, 2022, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the merger consideration to be received by the holders of the Common Units other than Parent, the General Partner and Merger Sub and their affiliates in the Merger was fair, from a financial point of view, to MLP and to such holders.
The MLP Board, acting upon the recommendation of the Conflicts Committee, has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of MLP and the Unaffiliated Unitholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) directed that the Merger Agreement and the transactions contemplated thereby, including the Merger, be submitted to a vote of the Common Unitholders, and (iv) recommended approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by the Common Unitholders.

In connection with the Merger, the board of directors of Parent (the “Parent Board”) (i) reviewed and evaluated the Merger and the Merger Agreement, the Support Agreement and various other agreements (collectively, the “Transaction Documents”) for the purpose of determining whether the Merger is in the best interests of Parent, and (ii) determined whether or not to approve the Merger and the Transaction Documents. The Parent Board along with its financial and legal advisors conducted a review and evaluation of the proposed Merger.
The Parent Board, by unanimous vote at a meeting held on May 25, 2022, (i) determined that the Transaction Documents and the transactions contemplated thereby, including the Merger, on the terms and conditions set forth in the Transaction Documents, were in the best interests of Parent, (ii) approved the Transaction Documents and the transactions contemplated thereby, including the Merger, upon the terms and conditions set forth in the Transaction Documents, and (iii) passed resolutions approving and adopting the Transaction Documents and the transactions contemplated thereby, including the Merger.
Parent, in its capacity as the sole member of the General Partner and Merger Sub, by separate written consents dated as of May 25, 2022, determined that the Transaction Documents and the transactions contemplated thereby, including the Merger, were in the best interests of the General Partner and Merger Sub and declared it advisable to enter into the Transaction Documents and approved the adoption of the Transaction Documents, the execution, delivery and performance of the Transaction Documents and the transactions contemplated thereby, including the Merger.
The board of directors of the General Partner, by written consent dated as of May 25, 2022, (i) determined that the Transaction Documents and the transactions contemplated thereby, including the Merger, were in the best interests of the General Partner and declared it advisable to consent to and enter into the Transaction Documents and (ii) consented to and approved the Transaction Documents and the transactions contemplated thereby, including the Merger.
MLP will make available to its Common Unitholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the special meeting of the Common Unitholders, at which the Common Unitholders will consider and vote upon, among another proposals, a proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.
Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated by reference in its entirety herein, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.
While each of the filing persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any filing person, or by any affiliate of a filing person, that MLP is “controlled” by any of the filing persons and/or their respective affiliates.
All information concerning MLP contained in, or incorporated by reference into, this Transaction Statement was supplied by MLP. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.
ITEM 1.
SUMMARY TERM SHEET

Regulation M-A Item 1001
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”

ITEM 2.
SUBJECT COMPANY INFORMATION

Regulation M-A Item 1002
(a) Name and Address.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Parties to the Merger”
“Parties to the Merger”
(b) Securities.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“The MLP Special Meeting of Common Unitholders — Who Can Vote at the Special Meeting”
(c) Trading Market and Price.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Common Unit Market Price and Distribution Information”
(d) Dividends.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Common Unit Market Price and Distribution Information”
(e) Prior Public Offerings.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Information Concerning MLP”
(f) Prior Stock Purchases.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Certain Purchases and Sales of Common Units”
“Where You Can Find More Information”
“Information Concerning Parent, the General Partner and Merger Sub”
ITEM 3.
IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A Item 1003
(a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Parties to the Merger”
“Parties to the Merger”
“Information Concerning Parent, the General Partner and Merger Sub”
“Information Concerning MLP”
ITEM 4.
TERMS OF THE TRANSACTION

Regulation M-A Item 1004
(a) Material Terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”
“Special Factors — Effect of the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Conflicts Committee and the MLP Board; Reasons for Recommending Approval of the Merger Proposal”
“Special Factors — Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the MLP Board as to the Fairness of the Merger”
“Special Factors — Purpose of Parent and Reasons for the Merger”
“Special Factors — Interests of the Directors and Executive Officers of MLP in the Merger”
“Special Factors — Accounting Treatment of the Merger”
“Special Factors — No Appraisal Rights”
“Material U.S. Federal Income Tax Consequences of the Merger”
“Material Non-United States Tax Considerations”
“The MLP Special Meeting of Common Unitholders — Vote Required for Approval”
“Proposal No. 1: The Merger Agreement”
“Certain Purchases and Sales of Common Units”
Annex A: Agreement & Plan of Merger
(c) Different Terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”
“Special Factors — Effect of the Merger”
“Special Factors — Interests of the Directors and Executive Officers of MLP in the Merger”
“Special Factors — Provisions for Unaffiliated Unitholders”
“Special Factors — No Appraisal Rights”
“Proposal No. 1: The Merger Agreement”
Annex A: Agreement & Plan of Merger
(d) Appraisal Rights.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”
“Special Factors — No Appraisal Rights”
(e) Provisions for Unaffiliated Security Holders.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Special Factors — Provisions for Unaffiliated Unitholders”
(f) Eligibility for Listing or Trading.   Not applicable.

ITEM 5.
PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A Item 1005
(a) Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Information Concerning Parent, the General Partner and Merger Sub”
“Special Factors — Interests of the Directors and Executive Officers of MLP in the Merger”
“Where You Can Find More Information”
(b)-(c) Significant Corporate Events; Negotiations or Contacts.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Effect of the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Conflicts Committee and the MLP Board; Reasons for Recommending Approval of the Merger Proposal”
“Special Factors — Interests of the Directors and Executive Officers of MLP in the Merger”
“Special Factors — Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the MLP Board as to the Fairness of the Merger”
“Special Factors — Purpose of Parent and Reasons for the Merger”
“Proposal No. 1: The Merger Agreement”
Annex A: Agreement & Plan of Merger
(e) Agreements Involving the Subject Company’s Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Effect of the Merger”
“Special Factors — Interests of the Directors and Executive Officers of MLP in the Merger”
“Special Factors — Ownership of MLP After the Merger”
“The MLP Special Meeting of Common Unitholders — Vote Required for Approval”
“Proposal No. 1: The Merger Agreement”
“Unit Ownership”
“Where You Can Find More Information”
Annex A: Agreement & Plan of Merger
Annex D: Voting and Support Agreement
ITEM 6.
PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Regulation M-A Item 1006
(b) Use of Securities Acquired.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”
“Special Factors — Effect of the Merger”
“Special Factors — Primary Benefits and Detriments of the Merger”
“Special Factors — Interests of the Directors and Executive Officers of MLP in the Merger”
(c)(1)-(8) Plans.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”
“Special Factors — Effect of the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Conflicts Committee and the MLP Board; Reasons for Recommending Approval of the Merger Proposal”
“Special Factors — Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the MLP Board as to the Fairness of the Merger”
“Special Factors — Purpose of Parent and Reasons for the Merger”
“Special Factors — Primary Benefits and Detriments of the Merger”
“Special Factors — Interests of the Directors and Executive Officers of MLP in the Merger”
“Special Factors — Delisting and Deregistration of Common Units”
“Proposal No. 1: The Merger Agreement”
“Delisting and Deregistration”
Annex A: Agreement & Plan of Merger
ITEM 7.
PURPOSES, ALTERNATIVES, REASONS AND EFFECTS IN A GOING-PRIVATE TRANSACTION

Regulation M-A Item 1013
(a) Purposes.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Effect of the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Conflicts Committee and the MLP Board; Reasons for Recommending Approval of the Merger Proposal”
“Special Factors — Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the MLP Board as to the Fairness of the Merger”
“Special Factors — Purpose of Parent and Reasons for the Merger”
“Special Factors — Interests of the Directors and Executive Officers of MLP in the Merger”
(b) Alternatives.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Background of the Merger”

“Special Factors — Recommendation of the Conflicts Committee and the MLP Board; Reasons for Recommending Approval of the Merger Proposal”
“Special Factors — Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the MLP Board as to the Fairness of the Merger”
“Special Factors — Purpose of Parent and Reasons for the Merger”
“Special Factors — Opinion of Financial Advisor of the Conflicts Committee”
(c) Reasons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Effect of the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Conflicts Committee and the MLP Board; Reasons for Recommending Approval of the Merger Proposal”
“Special Factors — Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the MLP Board as to the Fairness of the Merger”
“Special Factors — Purpose of Parent and Reasons for the Merger”
“Special Factors — Interests of the Directors and Executive Officers of MLP in the Merger”
“Special Factors — Opinion of Financial Advisor of the Conflicts Committee”
(d) Effects.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”
“Special Factors — Effect of the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Conflicts Committee and the MLP Board; Reasons for Recommending Approval of the Merger Proposal”
“Special Factors — Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the MLP Board as to the Fairness of the Merger”
“Special Factors — Purpose of Parent and Reasons for the Merger”
“Special Factors — Interests of the Directors and Executive Officers of MLP in the Merger”
“Special Factors — Primary Benefits and Detriments of the Merger”
“Material U.S. Federal Income Tax Consequences of the Merger”
“Material Non-United States Tax Considerations”
“Proposal No. 1: The Merger Agreement”
Annex A: Agreement & Plan of Merger
ITEM 8.
FAIRNESS OF THE GOING-PRIVATE TRANSACTION

Regulation M-A Item 1014
(a)-(b) Fairness; Factors Considered in Determining Fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”

“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Conflicts Committee and the MLP Board; Reasons for Recommending Approval of the Merger Proposal”
“Special Factors — Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the MLP Board as to the Fairness of the Merger”
“Special Factors — Purpose of Parent and Reasons for the Merger”
“Special Factors — Interests of the Directors and Executive Officers of MLP in the Merger”
“Special Factors — Opinion of Financial Advisor of the Conflicts Committee”
Annex B: Opinion of Evercore Group L.L.C.
(c) Approval of Security Holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”
“Special Factors — Recommendation of the Conflicts Committee and the MLP Board; Reasons for Recommending Approval of the Merger Proposal”
“The MLP Special Meeting of Common Unitholders — Quorum”
“The MLP Special Meeting of Common Unitholders — Who Can Vote at the Special Meeting”
“The MLP Special Meeting of Common Unitholders — Vote Required for Approval”
(d) Unaffiliated Representative.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Effect of the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Conflicts Committee and the MLP Board; Reasons for Recommending Approval of the Merger Proposal”
“Special Factors — Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the MLP Board as to the Fairness of the Merger”
“Special Factors — Purpose of Parent and Reasons for the Merger”
“Special Factors — Interests of the Directors and Executive Officers of MLP in the Merger”
“Special Factors — Opinion of Financial Advisor of the Conflicts Committee”
Annex B: Opinion of Evercore Group L.L.C.
(e) Approval of Directors.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Conflicts Committee and the MLP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors — Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the MLP Board as to the Fairness of the Merger”
(f) Other Offers.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Conflicts Committee and the MLP Board; Reasons for Recommending Approval of the Merger Proposal”
“Proposal No. 1. The Merger Agreement — No Solicitation by MLP of Alternative Proposals”
ITEM 9.
REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Regulation M-A Item 1015
(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.   The discussion materials prepared by Evercore Group L.L.C. and provided to the Conflicts Committee on January 21, 2022, February 7, 2022, April 13, 2022, May 16, 2022, May 21, 2022 and May 24, 2022, are set forth as Exhibits (c)(2) – (c)(7) hereto, respectively, and are incorporated herein by reference. The FSRU charter market and technical evaluation prepared by Poten & Partners and provided to the Conflicts Committee, dated 2022, is set forth as Exhibit (c)(8) hereto and is incorporated herein by reference. The PGN FSRU Lampung — liquidity projections prepared by Poten & Partners and provided to the Conflicts Committee, dated May 6, 2022, is set forth as Exhibit (c)(9) hereto and is incorporated herein by reference. The FSRU technical evaluation prepared by Poten & Partners and provided to the Conflicts Committee, dated May 6, 2022, is set forth as Exhibit (c)(10) hereto and is incorporated herein by reference. The FSRU market assessment prepared by Poten & Partners and provided to the Conflicts Committee, dated May 6, 2022, is set forth as Exhibit (c)(11) hereto and is incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Opinion of Financial Advisor to the Conflicts Committee”
“Special Factors — Effect of the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Opinion of Financial Advisor to the Conflicts Committee”
“Special Factors — Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the MLP Board as to the Fairness of the Merger”
“Special Factors — Purpose of Parent and Reasons for the Merger”
“Special Factors — Fees and Expenses”
“Where You Can Find More Information”
Annex B: Opinion of Evercore Group L.L.C.
(c) Availability of Documents.   The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of MLP during its regular business hours by any interested Common Unitholder.
ITEM 10.
SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A Item 1007
(a)-(b) Source of Funds; Conditions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Conditions to the Consummation of the Merger”

“Summary Term Sheet — Fee and Expense Reimbursement”
“Special Factors — Background of the Merger”
“Special Factors — Interests of the Directors and Executive Officers of MLP in the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Fees and Expenses”
(c) Expenses.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Fee and Expense Reimbursement”
“Special Factors — Fees and Expenses”
“Proposal No. 1: The Merger Agreement — Expenses”
(d) Borrowed Funds.   Not applicable.
ITEM 11.
INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A Item 1008
(a)-(b) Securities Ownership; Securities Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Parties to the Merger”
“Summary Term Sheet — The Merger”
“Summary Term Sheet — Treatment of General Partner Interest”
“Special Factors — Effect of the Merger”
“Special Factors — Interests of the Directors and Executive Officers of MLP in the Merger”
“Unit Ownership”
“Certain Purchases and Sales of Common Units”
ITEM 12.
THE SOLICITATION OR RECOMMENDATION

Regulation M-A Item 1012
(d)-(e) Intent to Tender or Vote in a Going-Private Transaction; Recommendation of Others.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”
“The MLP Special Meeting of Common Unitholders — Vote Required for Approval”
“The MLP Special Meeting of Common Unitholders — Recommendation of the MLP Board”
“Special Factors — Recommendation of the Conflicts Committee and the MLP Board; Reasons for Recommending Approval of the Merger Proposal”
“Special Factors — Interests of the Directors and Executive Officers of MLP in the Merger”
“Special Factors — Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the MLP Board as to the Fairness of the Merger”

“Special Factors — Purpose of Parent and Reasons for the Merger”
“Proposal No. 1: The Merger Agreement — Change in the MLP Board Recommendation”
“Proposal No. 1: The Merger Agreement — Conditions to Consummation of the Merger”
“The Support Agreement”
ITEM 13.
FINANCIAL STATEMENTS

Regulation M-A Item 1010
(a) Financial Statements.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Selected Historical Consolidated Financial Data of MLP”
“Where You Can Find More Information”
MLP’s Annual Report on Form 20-F for the year ended December 31, 2021 is incorporated herein by reference.
(b) Pro Forma Information.   Not applicable. Paragraph (c)(6) of Item 1010 of Regulation M-A requires the presentation of such pro forma data only if material. Since the merger consideration will consist solely of cash, and, as a result, Common Unitholders will have no continuing interest in MLP after the Merger, such pro forma data is not material to Common Unitholders and, as such, has not been presented.
ITEM 14.
PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A Item 1009
(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”
“The MLP Special Meeting of Common Unitholders — Recommendation of the MLP Board”
“The MLP Special Meeting of Common Unitholders — Solicitation of Proxies”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Conflicts Committee and the MLP Board; Reasons for Recommending Approval of the Merger Proposal”
“Special Factors — Opinion of Financial Advisor of the Conflicts Committee”
“Special Factors — Interests of the Directors and Executive Officers of MLP in the Merger”
“Special Factors — Fees and Expenses”
ITEM 15.
ADDITIONAL INFORMATION

Regulation M-A Item 1011
(b) Golden Parachute Compensation.   Not applicable.
(c) Other Material Information.   The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.
EXHIBITS

Regulation M-A Item 1016
Exhibit No.	Description
(a)(1)	Proxy Statement of Höegh LNG Partners LP (the “Proxy Statement”).
(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
(a)(3)	Letter to the Common Unitholders of Höegh LNG Partners LP (incorporated herein by reference to the Proxy Statement).
(a)(4)	Notice of Special Meeting of Common Unitholders (incorporated herein by reference to the Proxy Statement).
(a)(5)	Press Release of Höegh LNG Partners LP, dated May 25, 2022 (incorporated herein by reference to Exhibit 99.1 to MLP’s Current Report on Form 6-K, furnished May 25, 2022).
(b)	None.
(c)(1)	Opinion of Evercore Group L.L.C. (incorporated herein by reference to Annex B of the Proxy Statement).
(c)(2)	Discussion materials prepared by Evercore Group L.L.C., dated January 21, 2022, for the Conflicts Committee of the Board of Directors of Höegh LNG Partners LP.
(c)(3)	Discussion materials prepared by Evercore Group L.L.C., dated February 7, 2022, for the Conflicts Committee of the Board of Directors of Höegh LNG Partners LP.
(c)(4)	Discussion materials prepared by Evercore Group L.L.C., dated April 13, 2022, for the Conflicts Committee of the Board of Directors of Höegh LNG Partners LP.
(c)(5)	Discussion materials prepared by Evercore Group L.L.C., dated May 16, 2022, for the Conflicts Committee of the Board of Directors of Höegh LNG Partners LP.
(c)(6)	Discussion materials prepared by Evercore Group L.L.C., dated May 21, 2022, for the Conflicts Committee of the Board of Directors of Höegh LNG Partners LP.
(c)(7)	Discussion materials prepared by Evercore Group L.L.C., presented on May 24, 2022, for the Conflicts Committee of the Board of Directors of Höegh LNG Partners LP.
(c)(8)*	FSRU charter market and technical evaluation prepared by Poten & Partners, dated 2022, for the Conflicts Committee of the Board of Directors of Höegh LNG Partners LP.
(c)(9)	PGN FSRU Lampung — liquidity projections prepared by Poten & Partners, dated May 6, 2022, for the Conflicts Committee of the Board of Directors of Höegh LNG Partners LP.
(c)(10)*	FSRU technical evaluation prepared by Poten & Partners, dated May 6, 2022, for the Conflicts Committee of the Board of Directors of Höegh LNG Partners LP.
(c)(11)	FSRU market assessment prepared by Poten & Partners, dated May 6, 2022, for the Conflicts Committee of the Board of Directors of Höegh LNG Partners LP.
(d)(1)	Agreement and Plan of Merger, dated May 25, 2022, Höegh LNG Holdings Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Hoegh LNG Merger Sub LLC. (incorporated herein by reference to Annex A of the Proxy Statement).
(d)(2)	Second Amended and Restated Agreement of Limited Partnership of Höegh LNG Partners LP, dated as of October 5, 2017 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K, filed by Höegh LNG Partners LP on October 5, 2017).
(d)(3)	Voting and Support Agreement, dated as of May 25, 2022, by and between Höegh LNG Holdings Ltd. and Höegh LNG Partners LP (incorporated herein by reference to Annex D of the Proxy Statement).
(f)	None.
(g)	None.
107*	Filing Fee Table.

*
Previously filed with the Schedule 13E-3 filed with the SEC on July 8, 2022.

SIGNATURES
After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of August 25, 2022
HÖEGH LNG PARTNERS LP
By:
/s/ Håvard Furu

Name: Håvard Furu
Title:
Chief Executive Officer and Chief Financial Officer

HÖEGH LNG HOLDINGS LTD.
By:
/s/ Camilla Nyhus-Møller

Name: Camilla Nyhus-Møller
Title:   Authorised Signatory
HÖEGH LNG GP LLC

By:
/s/ Camilla Nyhus-Møller

Name: Camilla Nyhus-Møller
Title:   Authorised Signatory
HOEGH LNG MERGER SUB LLC

By:
/s/ Camilla Nyhus-Møller

Name: Camilla Nyhus-Møller
Title:   Authorised Signatory